ACCOR

04 APR -5 AM 7:21

04024036

Paris, 2004-03-31

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-2
Attention of Mr. Paul Dudek
450 Fifth Street, N.W.
Washington, D.C. 20549

Direction Générale
Finance
et Participations

Tour Maine Montparnasse
33 avenue du Maine
75755 Paris Cedex 15 France
Tél : 33 (0) 1 45 38 86 00
Fax : 33 (0) 1 45 38 85 95

ACCOR,
Société Anonyme
à Directoire
et Conseil
de Surveillance
au capital de
596 680 245 Euros
Siège Social
2 rue de la Mare Neuve
91021 Evry Cedex
602 036 444 R.C.S Evry
N° Intra
Communautaire
FR 93 602 036 444

ACCOR, File N° 82-4672
Submission of Information to Maintain Exemption Under Rule 12g3 - 2 (b) Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs,

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3 - 2 (b), we hereby furnish the enclosed information required by Rule 12g3 - 2 (b).

The enclosed information regards :

- Consolidated sales for the full year of 2003

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Accor's exemption number is File N° 82-4672.

If you have any questions or comments please call the undersigned at +33-1 45 38 86 26.

Please acknowledge the receipt of this letter by stamping and returning the enclosed duplicate of this letter in the enclosed self-addressed stamped envelope.

Very truly yours,

Eliane ROUYER
Investor Relations and Financial Communications

dlw 4/5

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
05/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
28/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28

Press Release

2003 Revenues Down 4.3%, Up 1.1% Excluding Currency Effect

(in € millions)	2002	2003	% change (reported)	% change (like-for-like)
Hotels	**5,014**	**4,851**	**-3.3%**	**-0.7%**
Services	**482**	**471**	**-2.3%**	**+8.4%**
Other businesses	1,643	1,506	-8.3%	+0.3%
Total Group	**7,139**	**6,828**	**-4.3%**	**+0.1%**

(Paris – January 29, 2004) — 2003 was an exceptional year for the tourism industry, which was heavily impacted by geopolitical events, the SARS epidemic, and the decline in the dollar and Latin American currencies. The fourth quarter saw encouraging signs of a recovery, particularly in the United States, the United Kingdom and Germany. In this environment, Accor's consolidated revenues for 2003 declined by a reported 4.3%. Excluding the currency effect, revenues were up 1.1% for the year and 2.9% in the fourth quarter alone. Business expansion accounted for 3.4% of revenue growth, while asset disposals reduced it by 2.4%. In all, like-for-like revenues were stable (up 0.1%), highlighting once again the balanced nature of Accor's business portfolio.

- *Hotels*

Hotel revenues at December 31, 2003 were down 0.7% like-for-like. The 3.3% reported decline was due to a negative 5.5% currency effect, while the contribution from newly opened hotels added 3.8%. For the year, like-for-like revenues in the Upscale and Midscale segments were down 0.6%, while Economy hotel revenues rose 0.6% in Europe and contracted 2.4% in the United States. The fourth quarter confirmed the improvement noted in the third quarter. Business expansion was pursued throughout the year with the opening of 170 new hotels totaling 22,000 rooms.

- *Services*

Like-for-like revenues from Services were up 8.4% for the year and 7.7% in the fourth quarter. The decline in Latin American currencies caused reported revenues to decline by 2.3%. Including acquisitions, revenues were up 10.6% excluding the currency effect.

- Other businesses

Revenues from other Group businesses (travel agencies, casinos, restaurants and onboard train services) contracted by a reported 8.3% during the year, but rose 0.3% like-for-like.

Full-year earnings objective maintained

As expected, the third-quarter improvement continued through the fourth quarter. Accor is maintaining its full-year objective of €500 million in profit before tax.

****

With 150,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (more than 450,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 13 million people in 32 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contact

Eliane Rouyer
Director
Investors Relations
Tel : 00.33.(1).45.38.86.26

Further information on Accor is available on Internet at ***accor.com***

ACCOR

Consolidated Sales (in EUR millions)	First Quarter				Second Quarter				Third Quarter			
	2002	2003	Change 2003/02 Reported	Change 2003/02 Like-for-Like	2002	2003	Change 2003/02 Reported	Change 2003/02 Like-for-Like	2002	2003	Change 2003/02 Reported	Change 2003/02 Like-for-Like
Hotels	**1,131**	**1,098**	**-2.9%**	**+0.2%**	**1,337**	**1,245**	**-6.9%**	**-3.3%**	**1,319**	**1,295**	**-1.8%**	**-0.8%**
Business and leisure	593	610	+2.8%	+1.4%	703	685	-2.5%	-4.3%	673	688	+2.2%	-0.8%
Economy	248	258	+4.2%	+1.5%	302	303	+0.2%	+0.3%	312	317	+1.9%	-0.3%
Economy U.S.	290	230	-20.5%	-3.4%	332	257	-22.6%	-4.6%	334	290	-13.2%	-1.0%
Services	**126**	**111**	**-12.3%**	**+8.4%**	**128**	**120**	**-6.2%**	**+9.4%**	**107**	**112**	**+4.9%**	**+8.3%**
Other activities	**410**	**349**	**-14.9%**	**+1.0%**	**453**	**383**	**-15.5%**	**+0.1%**	**391**	**386**	**-1.5%**	**+1.2%**
Travel management	116	93	-20.2%	-7.3%	121	100	-17.2%	-9.1%	110	91	-17.2%	-6.2%
Casinos	76	51	-32.5%	+4.4%	80	51	-36.4%	-0.9%	47	56	+16.4%	+1.8%
Restauration	120	99	-16.8%	+7.9%	117	108	-8.0%	+7.8%	90	98	+9.2%	+10.0%
On-board train services	65	63	-4.2%	-2.3%	72	71	-0.8%	-1.5%	77	75	-1.9%	+0.6%
Other	33	43	+29.7%	+3.5%	63	53	-16.3%	+6.4%	67	66	-2.4%	+1.7%
TOTAL	**1,667**	**1,558**	**-6.5%**	**+1.0%**	**1,918**	**1,748**	**-8.9%**	**-1.7%**	**1,817**	**1,793**	**-1.3%**	**+0.2%**

Consolidated Sales (in EUR millions)	Fourth Quarter				December-end 2003 (YTD)			
	2002	2003	Change 2003/02 Reported	Change 2003/02 Like-for-Like	2002	2003	Change 2003/02 Reported	Change 2003/02 Like-for-Like
Hotels	**1,228**	**1,212**	**-1.3%**	**+1.4%**	**5,014**	**4,851**	**-3.3%**	**-0.7%**
Business and leisure	692	712	+2.9%	+1.8%	2,661	2,695	+1.3%	-0.6%
Economy	279	289	+3.5%	+2.4%	1,140	1,167	+2.3%	+0.9%
Economy U.S.	257	211	-17.8%	-0.5%	1,213	989	-18.5%	-2.4%
Services	**121**	**129**	**+5.8%**	**+7.7%**	**482**	**471**	**-2.3%**	**+8.4%**
Other activities	**387**	**388**	**+0.4%**	**-1.3%**	**1,643**	**1,506**	**-8.3%**	**+0.3%**
Travel management	106	99	-6.8%	-4.2%	453	382	-15.6%	-6.8%
Casinos	49	54	+9.5%	-3.2%	253	212	-16.3%	+0.8%
Restauration	105	113	+8.1%	+4.0%	432	419	-2.9%	+7.4%
On-board train services	69	67	-3.2%	-2.7%	284	277	-2.5%	-1.4%
Other	58	55	-3.9%	-2.3%	221	216	-1.9%	+2.3%
TOTAL	**1,736**	**1,729**	**-0.4%**	**+1.3%**	**7,139**	**6,828**	**-4.3%**	**+0.1%**

ACCOR

Hotel RevPAR by market segment December 2003, YTD	**Occupancy Rate**		Average Room Rate	RevPar Reported basis Subsidiaries and managed	*RevPar Like-for-like basis, Subsidiaries only*
	(in %)	(chg. in pts)	(chg. in %)	(chg. in %)	*(chg. in %)*
Upscale and Midscale Europe	62.3	-1.5	-2.4	-4.7	*-3.6*
Economy Europe (excl. US)	72.0	-2.2	+0.9	-2.1	*-0.5*
Economy US *(in USD)*	64.4	-0.7	-0.9	-1.9	*-2.1*

Hotel RevPAR by country December 2003, YTD	Number of rooms (1)	**Occupancy Rate**		Average Room Rate	RevPar Reported basis Subsidiaries and managed	*RevPar Like-for-like basis, Subsidiaries only*
(in local currency)		(in %)	(chg. in pts)	(var. en %)	(var. en %)	*(chg. in %)*
France	*82,333*	68.7	-2.4	+1.0	-2.4	*-0.5%*
Germany	*30,473*	62.9	-0.3	-2.6	-3.2	*-3.4%*
UK	*9,913*	73.9	-1.1	+5.4	+3.9	*-0.7%*
The Netherlands	*5,462*	67.9	-6.8	-6.4	-14.9	*-14.5%*
Belgium	*5,228*	68.6	-2.2	-2.9	-6.0	*-3.3%*
Spain	*3,552*	68.4	-5.1	-7.2	-13.6	*+0.1%*
Italy	*3,468*	58.4	-4.5	-0.6	-7.7	*-5.6%*
Hungary	*3,295*	59.4	-0.1	-8.0	-8.2	*-9.4%*
USA (upscale and midscale)	*3,764*	63.3	+0.7	+1.7	+2.8	*+4.5%*

(1) Subsidiaries and managed